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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

December 23, 2013

Re:	Ally Financial Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-173198

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 001-03754

Mr. Christian N. Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Windsor:

Ally Financial Inc., a Delaware corporation (the “Company” or “Ally”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 9 to its Registration Statement on Form S-1 (the “Amendment No. 9”) and the prospectuses included therein (the prospectus relating to the common stock offering, the “Common Stock Prospectus”.

On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated August 6, 2013. The responses below have been provided by the Company and correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of Amendment No. 9 are enclosed and have been marked to show changes from Amendment No. 8 to the Registration Statement filed on July 9, 2013. References to page numbers in our response are to page numbers in Amendment No. 9. Capitalized terms defined in Amendment No. 9 and used in this letter but not otherwise defined herein have the meanings assigned to them in Amendment No. 9.

Mr. Christian N. Windsor	2	December 23, 2013

Amendment No. 8 to Registration Statement on Form S-1

Risk Factors

We are subject to new capital planning and systemic risk regimes…, page 23

1.	In your 8-K filed July 16, 2013, you discuss the fact that Ally is considering a number of actions in order to address your capital as part of your Comprehensive Capital Analysis and Review, including selling additional equity and using cash to “address Treasury’s mandatorily convertible preferred shares.” Revise this risk factor, or other risk factors, to discuss the impact of your possible capital strategies upon Ally as a whole, as well as investors in this offering.

The Company has revised its disclosure on pages 10-11 of the Common Stock Prospectus to discuss management’s actions taken related to its capital and the receipt by the Company of the Federal Reserve’s non-objection to the Company’s revised Comprehensive Capital Analysis and Review capital plan.

Management’s Discussion and Analysis of Financial Condition

Capital Planning and Stress Tests, page 137

2.	We note your disclosure that you provided a capital plan, which was rejected by the Federal Reserve Board, and your disclosure that you continue to have ongoing discussions. Please revise to discuss management’s view of the material actions and other changes that Ally may make in order to implement a capital program or otherwise to shore up its capital in response to the stress tests. In particular, we note your 8-K filed July 16, 2013, in which you indicate that you are considering a number of actions, including conducting a primary offering of common stock.

Please see the Company’s response to Comment 1.

Exhibits

3.	We note that you included the Plan Support Agreement as an exhibit to your 10-Q for the quarter ended June 30, 2013. Since you discuss the PSA in a number of locations throughout the document and relied upon the court’s approval of the PSA in taking a charge in the second quarter of 2013, please include the PSA as an exhibit to the registration statement with your next amendment.

The Company has included the PSA as an exhibit to the registration statement.

Form 10-K for Fiscal Year Ended December 31, 2012

4.	Please revise your future Exchange Act filings to address the above comments as applicable.

The Company will revise its future Form 10-K filings accordingly.

—            —            —

Mr. Christian N. Windsor	3	December 23, 2013

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the staff’s comment letter.

Please direct any comments on the foregoing to the undersigned at (212) 450-4224.

Very truly yours,

/s/ Richard J. Sandler

Richard J. Sandler

cc w/ enc:

Matt McNair

Hugh West

David Irving

   Division of Corporation Finance

   U.S. Securities and Exchange Commission

David J. DeBrunner

   Ally Financial Inc.

James J. Clark

Noah B. Newitz

Brian Kelleher

   Cahill Gordon & Reindel LLP